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ANNUAL AUDITED REPORT
FORM X-17A-5 ✗
PART III



EC Mail Processing

MAR 06 2019

MAR 06

Washington DC

SEC FILE NUMBER
5-53460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/18__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pursuit Partners, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park, Suite 300

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Greenwich,   **CT**   **06831**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Schepis
                                                                   (203) 981-0023
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165   **Northridge,**   **CA**   **91324**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of
                      information contained in this form are not required to respond
                      unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Schepis _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners, LLC _____ of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

| SONIA KHAN |
| Notary Public |
| Connecticut |
| My Comm. Expires 10/31/21 |

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __Connecticut__
County of __Fairfield__
Subscribed and sworn to (or affirmed) before me on this 26 day of February,
_____ by
_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Pursuit Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud,and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarey & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 26, 2019

Pursuit Partners, LLC
Statement of Financial Condition
December 31. 2018

Assets

Cash and cash equivalents	$	271,547
Receivable from clearing organization		213,505
Investments, at fair market value		775,301
Dividend and interest receivable		3,167
Prepaid expenses and deposit		5,553
Total assets	$	**1,269,073**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	20,870
Payable to clearing organization		21,403
Total liabilities		42,273

Commitments and contingencies

Members' equity

Members' equity	1,226,800
Total members' equity	1,226,800
Total liabilities and members' equity	$ 1,269,073

The accompanying notes are an integral part of these financial statements

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pursuit Partners, LLC (the "Company") was organized in the State of Delaware on February 7, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including purchasing and selling securities on fixed income markets and municipal markets.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements as they do not hold funds or securities for, or owe money or securities to customers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns placement fees in non-underwritten transactions, such as private placements of debt securities and equity securities,. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract, and collectability is probable. Retainer fees are nonrefundable and recognized when earned.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 5. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: RECEIVABLE FROM CLEARING ORGANIZATION

The Company has a clearing agreement with Wedbush Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. This agreement also requires the Company to maintain a minimum clearing deposit of $150,000 in a separate investment account. At December 31, 2018, the investment account had a value of $287,353 which exceeded the $150,000 minimum by $137,353. At December 31, 2018, this investment account and the other investment accounts of the Company with the Clearing Broker had a total fair value of $966,683.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in levels 1 and 2 of the fair value hierarchy, as described in Note 5. As of December 31, 2018, these securities are reported at their fair market value of $775,301.

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 552,335	$ -	$ -	$ 552,335
Municipal securities	-	222,966	-	$ 222,966
TOTALS	$ 552,335	$ 222,966	$ -	$ 775,301

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

Lease Accounting – ASU 842

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after 12/15/2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Revenue Recognition – ASU 606

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $1,123,338 which was $1,023,338 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($20,870) to net capital was 0.0186 to 1.